Issuer Free Writing Prospectus, dated May 6, 2025

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration No. 333-283755

LYB International Finance III, LLC

$500,000,000 6.150% Guaranteed Notes due 2035

Pricing Term Sheet dated May 6, 2025

Issuer:	LYB International Finance III, LLC
Parent Guarantor:	LyondellBasell Industries N.V.
Security Description:	$500,000,000 6.150% Guaranteed Notes due 2035 (the “Notes”)
Distribution:	SEC-registered
Principal Amount:	$500,000,000
Expected Ratings (Moody’s / S&P / Fitch)*:	Baa2 / BBB / BBB (stable / stable / stable)
Coupon:	6.150%
Public Offering Price:	99.705% of the principal amount
Yield to Maturity:	6.190%
Benchmark:	UST 4.625% due February 15, 2035
Spread to Benchmark:	+187 basis points
Benchmark Treasury Price / Yield:	102-13 / 4.320%
Trade Date:	May 6, 2025
Settlement Date**:	May 15, 2025 (T+7)
Maturity Date:	May 15, 2035
Record Date:	May 1 and November 1 of each year
Interest Payment Dates:	May 15 and November 15 of each year
First Interest Payment Date:	November 15, 2025
Optional Redemption:
Make-Whole Call:	T+30 basis points (at any time before February 15, 2035)
Par Call:	At any time on or after February 15, 2035
Change of Control Triggering Event:	Puttable at 101% of principal plus accrued and unpaid interest, if any
Denominations/Multiple:	$2,000 / $1,000
CUSIP / ISIN:	50249A AP8 / US50249AAP84
Joint Book-Running Managers:	BofA Securities, Inc. Wells Fargo Securities, LLC Deutsche Bank Securities Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC
Co-Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. ING Financial Markets LLC MUFG Securities Americas Inc. SMBC Nikko Securities America, Inc. UniCredit Capital Markets LLC

*A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

**Note: It is expected that delivery of the Notes will be made against payment therefor on or about May 15, 2025, which will be the seventh business day following the date of the pricing of the Notes (such settlement cycle being referred to as “T+7”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are generally required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the business day preceding the date of delivery of the Notes will be required, by virtue of the fact that the Notes will initially settle in T+7, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the business day preceding the date of delivery of the Notes should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC that are incorporated into the prospectus supplement for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related prospectus supplement if you request it by calling BofA Securities, Inc. at 1-800-294-1322 or Wells Fargo Securities, LLC at 1-800-645-3751.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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